ANNUAL
                                     REPORT
                                      2005

                               SYNERGX SYSTEM INC.
                              209 Lafayette Drive
                               Syosset, NY 11791









To The Stockholders of Synergx Systems Inc.


     Enclosed you will find our Annual Report for the fiscal year ended September 30, 2005 and the proxy materials related to our upcoming Annual Meeting of Stockholders.

     While we were not satisfied with our decline in revenues, earnings and backlog, we believe we were successful in managing our way through a year of tremendous transition for Synergx.

* At the start of the year we replaced the President of our principal operating subsidiary in New York and subsequently replaced our managers of Service, Transit Marketing, Project Management, Sales and Information Technology. In short, all of our operations managers changed during 2005.

*    Entirely  replaced  our  management   information   systems  including  all
     operating software and most hardware.

* Instituted new aggressive costing, inventory management, project management and sales management programs to reduce cost and enhance our marketing.

* Subsequent to year-end we hired a new Sales Manager with extensive experience in marketing and selling life safety and especially security products and services. We have also just hired a senior technology executive of a major New York area rail system to enhance our transit marketing.

* Substantially completed a resdesign and upgrade of our proprietary life safety system.

* Secured new and broadened existing product line allowing us to offer a wider area of data communication products and services.

* Hired new and better sales, project management, field service and support personnel allowing us to implement a major force reduction subsequent to year-end.

     We are confident that the foregoing steps will enable us to accelerate the building of stockholder value.

     I would like to mention again that due to medical reasons, Joseph Vitale, our long-time President and Chief Operating Officer retired from his position as an officer of Synergx and its subsidiaries on September 30, 2005 and will step down from the Board of Directors at the Annual Meeting of Stockholders in March 2006. I want to thank Joe for all of his efforts on behalf of Synergx over the years and wish him the best of health.

     In addition, Dennis McConnell, our outside General Counsel is also stepping down from our Board of Directors and we thank him for his past and continuing service to Synergx.

     Your Board of Directors has nominated for your consideration, two new Directors to replace Messrs. Vitale and McConnell; Mitchell Sanders, a Toronto based corporate and securities attorney and Gary Oreman, an investor with extensive experience in technology.

     On behalf of the Board of Directors, I invite each of you to attend our Annual Meeting of Stockholders at 11 am on March 15, 2006 at the offices of our attorneys Dolgenos Newman & Cronin LLP, 271 Madison Avenue, 12th Floor, New York, NY and thank you for your continuing support of Synergx.


Daniel S. Tamkin,
Chairman and CEO

             Report of Independent Registered Public Accounting Firm

To the Audit Committee of the Board of Directors of Synergx Systems Inc.

We have audited the accompanying consolidated balance sheet of Synergx Systems Inc. and its subsidiaries (the "Company") as of September 30, 2005 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended September 30, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor are we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's control over financial reporting. Accordingly, we express no opinion. An audit also includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Synergx Systems Inc. and its subsidiaries as of September 30, 2005 and the consolidated results of their operations and their cash flows for the years ended September 30, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

December 9, 2005                      /s/ MARCUM & KLIEGMAN LLP
New York, NY

                      SYNERGX SYSTEMS INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET




                                                                   September 30,
                                                                       2005
                                                                    -----------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents                                      $   590,000
  Accounts receivable, principally trade, less allowance
     for doubtful accounts of $324,000                             7,093,000
  Inventories                                                      2,408,000
  Deferred taxes                                                     278,000
  Prepaid expenses and other current assets                          268,000
                                                                  -----------
         TOTAL CURRENT ASSETS                                     10,637,000
                                                                  -----------


PROPERTY AND EQUIPMENT -at cost, less
   accumulated depreciation and amortization of $1,656,000           641,000

OTHER ASSETS                                                         596,000

                                                                  -----------
         TOTAL ASSETS                                            $11,874,000
                                                                  ===========

See accompanying Notes to the  Consolidated Financial Statements.

                      SYNERGX SYSTEMS INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET




                                                             September 30,
                                                                  2005
                                                             -------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Notes and capital leases payable - current portion        $    32,000
   Accounts payable and accrued expenses                       2,912,000
   Deferred revenue                                              554,000
                                                              -----------
         TOTAL CURRENT LIABILITIES                             3,498,000



   Note payable to bank                                        1,449,000
   Notes and capital leases payable - less current portion         6,000
   Deferred taxes                                                 90,000
                                                              -----------
         TOTAL LIABILITIES                                     5,043,000
                                                              -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

  Preferred stock, 2,000,000 shares authorized,
     none issued and outstanding                                      --
  Common stock, 10,000,000 shares authorized, $.001
     par value; issued and outstanding 5,192,118 shares            5,000
  Capital in excess of par                                     6,785,000
  Retained earnings                                               41,000
                                                              -----------
TOTAL STOCKHOLDERS' EQUITY                                     6,831,000
                                                              -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $11,874,000
                                                              ===========

See accompanying Notes to the  Consolidated Financial Statements.

                      SYNERGX SYSTEMS INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                              For the Years  Ended September 30,
                                                                     2005                          2004
                                                                -----------                   -----------
Product sales                                                  $15,517,000                   $16,720,000
Subcontract sales                                                  475,000                       590,000
Service revenue                                                  4,795,000                     4,480,000
                                                                -----------                   -----------
Total revenues                                                  20,787,000                    21,790,000
                                                                -----------                   -----------

Cost of product sales  *                                        10,691,000                    11,090,000
Cost of subcontract sales                                          385,000                       484,000
Cost of service revenue                                          3,122,000                     3,189,000
Selling, general and administrative                              6,000,000                     5,989,000
Interest expense                                                    84,000                        87,000
Depreciation and amortization                                      189,000                       171,000
Loss on equity investment                                           76,000                        52,000
                                                                -----------                   -----------
                                                                20,547,000                    21,062,000
                                                                -----------                   -----------

Income before provision for income taxes                           240,000                       728,000
                                                                -----------                   -----------
Provison for income taxes:
   Current                                                         103,000                       225,000
   Deferred                                                          7,000                        83,000
                                                                -----------                   -----------
                                                                   110,000                       308,000

                                                                -----------                   -----------
Net  Income                                                       $130,000                      $420,000
                                                                ===========                   ===========
Earnings Per Common Share:
  Basic  Earnings Per Share                                          $0.03                         $0.09
                                                                     =====                         =====
  Diluted Earnings Per Share                                         $0.03                         $0.09
                                                                     =====                         =====

Weighted average number of common shares outstanding             5,171,721                     4,671,701

Weighted average number of common and dilutive
   common share equivalents outstanding                          5,193,276                     4,912,203


*Excludes depreciation and amortization of $40,000 and $51,000 for the years ended September 30, 2005 and 2004, respectively

See accompanying Notes to the Consolidated Financial Statements.

                      SYNERGX SYSTEMS INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

                                                                                                   (ACCUMULATED
                                          TOTAL                                       CAPITAL       DEFICIT)/
                                       STOCKHOLDERS'         COMMON STOCK            IN EXCESS      RETAINED
                                          EQUITY         SHARES        AMOUNT         OF PAR        EARNINGS
---------------------------------------------------------------------------------------------------------------
Balance at September 30, 2003          $5,466,000      4,061,144     $    4,000     $5,971,000     ($ 509,000)

Exercise of employee stock options         62,000        115,718                        62,000

Exercise of warrants                      554,000        960,000          1,000        553,000

Tax benefit of stock option exercise      146,000                                      146,000

Net earnings                              420,000                                                     420,000
                                        ----------     ----------     ----------     ----------      ----------
Balance at September 30, 2004           6,648,000      5,136,862          5,000      6,732,000        (89,000)

Exercise of employee stock options         28,000         55,256                        28,000

Tax benefit of stock option exercise       25,000                                       25,000

Net Income                                130,000                                                     130,000
                                       ----------     ----------     ----------     ----------     ----------
Balance at September 30, 2005          $6,831,000      5,192,118     $    5,000     $6,785,000     $   41,000
                                       ==========     ==========     ==========     ==========     ==========


See accompanying Notes to the Consolidated Financial Statements.

                 SYNERGX SYSTEMS INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       For the Years Ended September 30,
                                                                           2005           2004
                                                                       -----------    ------------
OPERATING ACTIVITIES
Net  income                                                           $   130,000    $   420,000
 Adjustments to reconcile net  income to net cash
     provided by (used in) operating activities:
         Depreciation and amortization                                    189,000        171,000
         Deferred taxes                                                     7,000         83,000
         Provision for doubtful accounts                                       --        (88,000)
         Provision for inventory allowance                                 90,000             --
         Loss on equity investment                                         76,000         52,000
         Tax benefit from employee stock option exercise                   25,000        146,000
  Changes in operating assets and liabilities:
    Accounts receivable                                                  (700,000)      (511,000)
    Inventories                                                           164,000       (213,000)
    Prepaid expenses and other current assets                              11,000        154,000
    Other assets                                                          (27,000)       (38,000)
    Accounts payable and accrued expenses                                 405,000       (566,000)
    Deferred revenue                                                       48,000         71,000
                                                                      -----------    -----------
NET CASH PROVIDED BY(USED IN) OPERATING ACTIVITIES                        418,000       (319,000)
                                                                      -----------    -----------
INVESTING ACTIVITIES
  Purchases of property and equipment                                    (288,000)      (232,000)
                                                                      -----------    -----------
NET CASH (USED IN) INVESTING ACTIVITIES                                  (288,000)      (232,000)
                                                                      -----------    -----------
FINANCING ACTIVITIES
  Principal payments on notes payable and capital lease obligations       (29,000)       (90,000)
  Payments and proceeds from note payable bank - net                     (467,000)       660,000
  Proceeds from exercise of stock options and warrants                     28,000        616,000
                                                                      -----------    -----------
NET CASH (USED IN)PROVIDED BY FINANCING ACTIVITIES                       (468,000)     1,186,000
                                                                      -----------    -----------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                     (338,000)       635,000

Cash and cash equivalents at beginning of the year                        928,000        293,000
                                                                      -----------    -----------
Cash and cash equivalents at end of the year                          $   590,000    $   928,000
                                                                      ===========    ===========
SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the year for:
     Income taxes                                                     $     7,000    $   266,000
     Interest                                                         $    89,000    $    95,000


See accompanying Notes to the Consolidated Financial Statements.

                      Synergx Systems Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements


1. Summary of Significant Accounting Policies

Business

Synergx Systems Inc. and Subsidiaries (the "Company") operates in one industry segment: the design, manufacture, distribution, marketing and service of a variety of data communications products and systems with applications in the fire alarm, life safety, transit, security and communications industry. The Company conducts its business principally in the New York Metropolitan area and in Dallas/Ft. Worth, Texas.

Principles of Consolidation

The consolidated financial statements include the accounts of Synergx Systems Inc. and its subsidiaries, all of which are wholly owned. The principal operating subsidiaries are: Casey Systems Inc. ("Casey"), General Sound (Texas) Company ("General Sound"), and Systems Service Technology Corp. ("SST"). In addition the Company has a payroll disbursing subsidiary FT Clearing Inc. and a subsidiary that holds the investment in Secure 724 LP, Comco Technologies Inc. Significant intercompany items and transactions have been eliminated in consolidation.

Revenue Recognition

Product sales include sale of systems, which are similar in nature, that involve fire alarm, life safety and security (CCTV and card access), transit (train station platforms and on board systems) and communication (paging, announcement and audio/visual). Product sales represent sales of product along with the integration of technical services at a fixed price under a contract with an electrical contractor or end user customer (building owner or tenant), or customer agent. Product sales are allocated using a constant gross profit percentage over the entire contract, and are recognized, using the percentage-of-completion method of accounting. The Company utilizes a units-of-work performed method to measure progress towards completion of a contract. The effects of changes in contract terms are reflected in the accounting period in which they become known. Contract terms provide for billing schedules that differ from revenue recognition and give rise to costs and estimated profits in excess billings, and billings in excess of costs and estimated profits. Costs and estimated profits in excess of billing were not material at September 30, 2005 and 2004 and have been included in accounts receivable. There were no billings in excess of costs and estimated profits at September 30, 2005 and 2004.

Subcontract sales principally represent revenues related to electrical installation of wiring and piping performed by others for the Company when the Company acts as the prime contractor and sells its products along with electrical installation. Subcontract sales are also recognized during the entire project using the percentage-of-completion method of accounting as electrical installation is performed at the job site.

                      Synergx Systems Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

Revenue Recognition (continued)

Service revenue from separate maintenance contracts is recognized on a straight-line basis over the terms of the respective contract, which is generally one year. The unearned service revenue from these contracts is included in current liabilities as deferred revenue. Non-contract service revenue is recognized when services are performed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts. The adequacy of the allowance is determined by management based on a periodic review of the status of the individual accounts receivable.

Inventories

Inventories are priced at the lower of cost (first-in, first-out) or market and consist primarily of raw materials and at September 30, 2005 reflects an inventory allowance of $370,000.

Property and Equipment

Property and equipment are stated at historical cost. Leases meeting the criteria for capitalization are recorded at the present value of future lease payments.

Depreciation and amortization of machinery and equipment and furniture and fixtures are provided primarily by the straight-line method over their estimated useful lives. The Company depreciates machinery and equipment over periods of 3 to 10 years and amortizes leasehold improvements and assets acquired under capitalized leases utilizing the straight-line method over the life of the lease or the economic useful life, whichever is shorter.

                      Synergx Systems Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

Other Assets

Other assets consist principally of the investment in Secure 724 LP which is comprised of notes receivable of $163,000 and a 25% ownership in Secure 724 LP of $432,500, less the 25% equity in the operating losses of Secure 724 LP of $163,000. (see Note 3 - Investment in Secure 724 LP) Also included in other assets is the excess of cost over the fair value of the assets acquired in the 1990 acquisition of General Sound of approximately $103,000.

The Company does not amortize goodwill but evaluates whether the carrying value of goodwill has become impaired. This evaluation is performed on annual basis each fiscal year end.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the years ended September 30, 2005 and 2004 amounted to $35,000 and $25,000, respectively.

Research and Development Costs

Research  and  development   costs  are  expensed  as  incurred.   Research  and
development costs for the years ended September 30, 2005 and 2004 amounted to $121,000 and $160,000, respectively.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the asset and liability method is used to determine deferred tax assets and liabilities based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share

SFAS No. 128 "Earnings Per Share" requires companies to report basic and diluted earnings per share ("EPS") computations. Basic EPS excludes dilution and is based on the weighted-average common shares outstanding and diluted EPS gives effect to potential dilution of securities that could share in the earnings of the Company. Diluted EPS reflects the assumed issuance of shares with respect to the Company's employee stock options, non-employee stock options, and warrants.

                      Synergx Systems Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements


Cash Equivalents

The Company considers all investments with original maturities of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

The Company's operations are located in two large U.S. cities (New York City, New York and Dallas, Texas), each of which is an independent market. The Company grants credit to its customers, principally all of which are general or specialized construction contractors, none of which individually constitutes a significant portion of outstanding receivables. Approximately 88% of such outstanding receivables at September 30, 2005 are due from customers in New York. The Company does not require collateral to support financial instruments subject to credit risk.

At September 30, 2005, the Company had cash of approximately $265,000, that is in excess of insured amount limitations.

Stock Options and Similar Equity Instruments

The Company adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," for stock options and similar equity instruments (collectively, "Options") issued to employees; however, the Company will continue to apply the intrinsic value based method of accounting for options issued to employees prescribed by Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issues to Employees," rather than the fair value based method of accounting prescribed by SFAS No. 123. SFAS No. 123 also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Those transactions must be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.

On December 31, 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, to provide an alternative method of transition to SFAS No. 123's fair value method of accounting for stock based employee compensation. SFAS No.148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair

                      Synergx Systems Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

Stock Options and Similar Equity Instruments (continued)

value method, the disclosure provisions of SFAS No. 123 are applicable to all companies with stock based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123, or the intrinsic value method of APB Opinion 25. As required under SFAS No. 148, the following table presents pro forma net income and diluted net earnings per share as if the fair value-based method had been applied to all awards.

                                                     Years Ended September 30,
                                                       2005             2004
Net Income
                                                     $130,000        $420,000
Less: Fair Value of Options issued to
      employees and directors, net of income tax      (13,000)             --
                                                      --------       ---------
Pro Forma Net Income                                 $117,000        $420,000
                                                      ========       =========
Weighted Average Basic Shares                       5,171,721       4,671,701

Weighted Average Diluted Shares                     5,193,276       4,912,203

Basic Net Income Per Share as Reported                 $.03             $.09
Basic Pro Forma Net Income per share                   $.02             $.09

Diluted Net Income Per Share as Reported               $.03             $.09
Diluted Pro Forma Net Income per share                 $.02             $.09

The Black-Scholes option valuation model was used to estimate the fair value of the options granted during the year ended September 30, 2005. There were no options granted to employees during the year ended September 30, 2004. The model includes subjective input assumptions that can materially affect the fair value estimates. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and that are fully transferable. The expected volatility is estimated based on the most recent historical period of time equal to the weighted average life of the options granted. Principal assumptions used in applying the Black-Scholes model along with the results from the model for the year ended September 30, 2005 were as follows:

Assumptions:

Risk-free interest rate                        3.58%
Dividend                                          0
Expected life in years                        5 years
Expected volatility                              84%

                      Synergx Systems Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

2. Property and Equipment

Property and equipment (including $3,000 arising from capital leases) are summarized as follows:

                                                                September 30,
                                                                    2005
                                                                 ----------
      Machinery and equipment                                   $2,052,000
      Furniture and fixtures                                       176,000
      Leasehold improvements                                        69,000
                                                                 ----------
                                                                 2,297,000
      Less accumulated depreciation and amortization
                                                                 1,656,000
                                                                 ----------
                                                                $  641,000
                                                                 ==========

Annual amortization of equipment under capital leases of $300 is included with depreciation and amortization expense.

Depreciation and amortization expense related to these assets were $157,000 and $141,000 for the years ended September 30, 2005 and 2004, respectively.

3.  Investment in Secure 724 L.P.

On May 29, 2003, the Company acquired 25% of the equity of Secure 724 LP ("Secure 724 LP"), an Ontario limited partnership. The investment in Secure 724 L.P. for 300,000 shares of Common Stock and warrants to purchase 50,000 shares of Common Stock was valued at $432,500. This investment is accounted for utilizing the equity method and is included in OTHER ASSETS. The underlying equity of this investment on the date of the transaction was approximately $73,000; resulting in goodwill of approximately $359,500; which will not be amortized but will be tested for impairment. For the years ended September 30, 2005 and 2004, an adjustment to the equity investment of $76,000 and $52,000, respectively was recorded to reflect the Company's 25% portion of the net loss of Secure 724 LP. The cumulative impact that was recorded for the 25% portion of the net loss from inception amounts to $163,000.

In connection with the initial capital contribution per the partnership agreement, the Company advanced $18,000 ($25,000CA) to Secure 724 LP in May 2003 and upon reaching milestones advanced $125,089 ($175,000CA) in August 2003. Additional advances were made to Secure 724 LP in October 2004 of $7,969 ($10,000CA) and in December 2004 of $12,140 ($15,000CA). These notes receivable bear interest at a rate of 4% per annum and mature in May 2006, August 2006, and October 2007, respectively.

                      Synergx Systems Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

3.  Investment in Secure 724 L.P.(continued)

There can be no assurance that the investment in Secure 724 LP will be profitable.

4.  Long-Term Debt

The Company has a $3 million revolving credit facility with Hudson United Bank (the "Credit Facility"). The Credit Facility has an annual interest rate of prime plus 1/4% on outstanding balances (6.75% at September 30, 2005) and expires in June 2007. The Credit Facility is secured by all assets of the Company and all of its operating subsidiaries. Advances under this Credit Facility are measured against a borrowing base calculated on eligible accounts receivable and inventories.

At September 30, 2005, the full amount of the Credit Facility was available under the borrowing base calculation and $1,449,000 was outstanding under this facility.

The Credit Facility includes certain restrictive covenants, which among other things, impose limitations on declaring or paying dividends, acquisitions, and capital expenditures. The Company is also required to maintain certain financial ratios and tangible net worth covenants. At September 30, 2005 the Company was not in default with any of its financial covenants.

Annual maturities of Notes Payable to Bank and Notes and Capital Leases Payable are as follows:


                Note Payable         Other Notes and             Total
                    Bank          Capital Leases Payable
               ----------------------------------------------------------------

        2006                              $32,000               $   32,000
        2007      $1,449,000                6,000                1,455,000
               ----------------------------------------------------------------
        Total     $1,449,000              $38,000               $1,487,000
               ================================================================

                      Synergx Systems Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

5.  Lease Commitments

The Company leases certain office and warehouse space under non cancelable operating leases expiring at various times through 2010. In February 2000, the Company signed a lease for office, manufacturing and warehouse space in Syosset, New York. An additional 700 square feet of space was added to the lease in August 2004. The rental schedule provides for monthly rent of $16,000 during 2005 with 3.3% yearly increases through the expiration of the lease in June 2007.

The Company has a non-cancelable lease for its service center in New York City that became effective August 2002 and runs through December 31, 2009. The lease is for office and warehouse space and provides for yearly rental of $84,000 during the first year plus expenses with yearly escalation of 2% each year thereafter.

The Company leases an office and warehouse facility under a non-cancelable operating lease in Richardson, Texas, a suburb of Dallas, pursuant to a lease that was extended in August 2002 to expire on June 30, 2010 providing for annual rent on a net basis of $50,000 escalating annually to $64,000 in the final year of the lease.

The following is a schedule of future minimum payments, by year and in the aggregate, under operating leases with initial or remaining terms of one year or more at September 30, 2005:

                                             Total Operating
                                                 Leases

2006                                            $352,000
2007                                             307,000
2008                                             155,000
2009                                             159,000
2010                                              73,000
                                               ----------
Total minimum lease payments                  $1,046,000
                                               ==========

Rental  expense   amounted  to  $361,000  and  $346,000,   for  2005  and  2004,
respectively.

6. Significant Customers and Suppliers

During fiscal 2005 and 2004, no customer accounted for more than 10% of sales. One supplier accounted for 10% and 9% of the Company's cost of sales during fiscal 2005 and 2004, respectively.

                      Synergx Systems Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements


7.  Income Taxes

During the years ended September 30, 2005 and 2004, the Company recorded a tax provision of $110,000 and $308,000, respectively. A reconciliation of such provision with the amounts computed by applying the statutory federal income tax rate is as follows:

                                                                    Year Ended September 30,
                                                                     2005              2004
                                                                 -------------------------------
Statutory federal income tax rate                                    34%                34%
Computed expected tax from income                                 $82,000            $247,000
Increase in taxes resulting from:
  State and local income taxes, net of Federal tax benefit         25,000              51,000
  Nondeductible expenses                                            2,000               2,000
Other                                                               1,000               8,000
                                                                 ------------------------------
Provision                                                        $110,000            $308,000
                                                                 ==============================


The Company provided $6,000 and $12,000 for state and local franchise and capital taxes for the years ended September 30, 2005 and 2004, respectively. These expenses have been included in selling, general and administrative expenses for each of the years presented.

The Company has recorded a current deferred tax asset and a non current deferred tax liability at September 30, 2005 and 2004 related to certain accelerated tax deductions or book provisions to be deducted in future tax returns. Management anticipates profitable operations to continue at a level that will result in the utilization of the entire deferred tax asset.

The components of deferred tax assets and liabilities at September 30, 2005 and 2004 consist of the following:

Deferred Tax Assets                         2005                    2004
Allowance for doubtful accounts           $130,000               $130,000
Inventory reserve                          148,000                112,000
Net operating loss carryforward                                    18,000
                                           -------                -------
Total deferred tax asset                  $278,000               $260,000
                                           =======                =======
Deferred Tax Liabilities
Depreciation and amortization             $ 90,000               $ 65,000
Total deferred tax liability              $ 90,000               $ 65,000
                                           =======                =======

                      Synergx Systems Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements


8. Earnings Per Share

The computation of basic earnings per share, diluted earnings per share, weighted shares outstanding, and weighted average shares after potential dilution is as follows:

                                                     Year Ended September 30
Basic EPS Computation                                 2005              2004
                                                    --------          --------
 Net income                                         $130,000          $420,000
 Weighted average outstanding shares               5,171,721         4,671,701

 Basic earnings per share                               $.03              $.09
                                                        ====              ====

Diluted EPS Computation

    Net income                                     $ 130,000          $420,000

    Weighted average outstanding shares            5,171,721         4,671,701
      Plus:  Incremental shares from
                assumed conversions

          Employee Stock Options                      14,036            73,872
          Warrants                                     7,520           166,630
                                                      ------           -------
             Dilutive  common shares                  21,555           240,502
                                                      ------           -------
    Adjusted weighted-average shares               5,193,276         4,912,203

    Diluted earnings per share                          $.03              $.09
                                                        ====              ====
9.  Employee Stock Options and Warrants

In March 2004, the Company and its stockholders adopted a nonqualified stock option plan ("2004 Plan"), which will expire March 10, 2009, except as to options outstanding under a prior 1997 Plan. Under the 2004 Plan, the Board of Directors may grant options to eligible employees at exercise prices not less than 100% of the fair market value of the common shares at the time the options are granted. The number of shares of Common Stock that may be issued shall not exceed an aggregate of up to 10% of the Compnay's issued and outstanding shares from time to time. Options vest at a rate of 20% per year commencing one year after date of grant. Issuances under the 2004 Plan are to be reduced by options outstanding under the prior 1997 nonqualified stock option plan.

                      Synergx Systems Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

9.  Employee Stock Options and Warrants (continued)

In February 2005, the Board of Directors approved a grant of 130,000 stock options with a fair market value of $157,094 to certain employees, officers and directors of the Company under the 2004 Plan. The stock options vest ratably over five years and are exercisable at $2.50 per share, which exercise price was above the market price at the time of grant. There were no stock options granted during the year ended September 30, 2004.

Transactions involving stock options are summarized as follows:

                                                           Weighted Average
                                    Stock Options         Exercise Price of
                                     Outstanding         Options Outstanding
Balance September 30, 2003             191,298                 $ .52
   Options exercised                  (115,718)                  .54
Balance September 30, 2004              75,580                   .51
   Options granted                     130,000                  2.50
   Options exercised                   (55,256)                  .50
Balance September 30, 2005             150,324                  2.23

There were 20,324 exercisable options at September 30, 2005 and 75,580 exercisable options at September 30, 2004.

During the years ended September 30, 2005 and 2004, employees exercised stock options to purchase 55,256 and 115,718 shares of Common Stock, respectively, for total consideration of $28,000 and $62,000, respectively.

Outstanding and exercisable stock options are as follows:

                     Outstanding at      Weighted Average     Exercisable at
Exercise Price    September 30, 2005    Contractual Life     September 30, 2005
 $ .52                   10,668             .3 years              10,668
   .50                    9,656             .3 years               9,656
  2.50                  130,000            4.5 years                   -

In 1998, the Company granted Genterra Inc. (an Ontario publicly-held corporation) ("Genterra") warrants to purchase 620,000 shares of the Company's common stock at an exercise price of $.51 per share at any time until December 31, 2003. In December 2003, Genterra exercised these warrants for $316,200.

                      Synergx Systems Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements


9.  Employee Stock Options and Warrants (continued)

On September 30, 2002, the Company issued 340,000 warrants in connection with a private placement that were exercisable at $.70 per share of Common Stock until September 30, 2004. All of these warrants were exercised in August and September 2004 for $238,000.

In May 2003, the Company issued 50,000 warrants in connection with its 25% investment in Secure 724 LP. The warrants expired in May 2005. (See Note 3 - Investment in Secure 724 LP)

Transactions involving non-employee stock  warrants are summarized as follows:
                                                              Weighted Average
                                          Warrants           Exercise Price of
                                        Outstanding         Warrants Outstanding
Balance September 30, 2003           1,010,000                       $.61
   Warrants exercised                 (960,000)                       .58
Balance September 30, 2004              50,000                       1.15
   Warrants expired                    (50,000)                      1.15
Balance September 30, 2005                   0
                                            ===
10. Contingencies

In the normal course of its operations, the Company has been, or from time to time may be, named in legal actions seeking monetary damages. Management does not expect, based upon consultation with legal counsel, that any item exists that will have a significant impact on the Company's business or financial condition.

11. Other

Approximately 32% of the Company's employees are covered by collective bargaining agreements. On July 10, 2005, the union representing hourly employees and the Company ratified a Collective Bargaining Agreement expiring March 9, 2009, providing for an increase in salaries and benefits averaging approximately 4% per year over the life of the contract.

Effective January 1, 1996, the Board of Directors instituted a 401K plan for nonunion employees. The plan includes a profit sharing provision at the discretion of the Board of Directors. In September 2005 and 2004. a profit sharing contribution of $41,000 and $43,000, respectively, was authorized and charged to expense.

                      Synergx Systems Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

12. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Values of Financial Instruments," requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

The carrying amount of cash and cash equivalents, trade receivables and payables, and short-term debt, approximates fair value because of the near term maturities of such obligations. The fair value of long-term debt was determined based on current rates at which the Company could borrow funds with similar remaining maturities, which amount approximates its carrying value.

13  New Accounting Pronouncement

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), "Shared-Based Payment," which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123 (revised 2004) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. SFAS No. 123 (revised 2004) generally requires that an entity account for such transactions using the fair-value-based method, and eliminates the intrinsic value method of accounting in APB 25, which was permitted under SFAS No. 123, as originally issued. The revised statement also requires entities to disclose information about the nature of the share-based payment transactions and the effects of those transactions on the financial statements. SFAS No. 123 (revised 2004) is effective for small business issuers for the first annual reporting period that begins after December 15, 2005. The Company is currently evaluating the impact that this statement will have on its financial condition, results of operations and cash flows.

                                               SYNERGX SYSTEMS INC.
                                                  CORPORATE DATA


SECURITIES TRADING

  Common Stock Nasdaq symbol - SYNX

TRADING RANGES of COMMON STOCK
                          Bid Price
Quarter Ending         High        Low
--------------        -------------------
December 31, 2003       4.000   2.860
March 31, 2004          6.010   2.470
June 30, 2004           9.820   2.810
September 30, 2004      4.090   1.750
December 31, 2004       4.370   2.490
March 31, 2005          3.580   1.440
June 30, 2005           1.670   1.000
September 30, 2005      6.250   1.240


The above quotations represent inter-dealer prices, without adjustment for retail mark-ups, mark-downs or commissions and do not necessarily represent actual transactions.

RECORD HOLDERS

As of December 14, 2005, there were 439 record holders of Common Stock.


DIVIDENDS

Synergx Systems Inc. has never paid any cash dividends on its Common Stock and the payment of cash dividends is not expected in the foreseeable future. Synergx's loan agreements prevent the payment of dividends. The payment of future dividends will depend on earnings, capital requirements, financial conditions and other factors considered relevant by the Board of Directors.


TRANSFER AGENT OF ALL CLASSES

    American Stock Transfer & Trust Company

GENERAL COUNSEL

    Dolgenos Newman & Cronin LLP




Annual Report on Form 10-KSB

Synergx Systems Inc.'s Report on Form 10-KSB as filed with the Securities and Exchange Commission on December 22, 2005 will provide additional information about Synergx Systems Inc. A copy of the report is available without charge to Stockholders upon request to:

         Corporate Secretary
         Synergx Systems Inc.
         209 Lafayette Drive
         Syosset, New York  11791
         (516) 433-4700

INDEPENDENT AUDITORS

    Marcum & Kliegman LLP


DIRECTORS AND EXECUTIVE OFFICERS

Daniel S. Tamkin, Chairman of the Board, Chief Executive Officer, General Counsel, Audit Committee; President of Camtx Corporation

Joseph Vitale, President, Director

John A. Poserina, Chief Financial Officer, Secretary, Treasurer and Director

Dennis P. McConnell,  Director, Audit Committee; Dolgenos Newman & Cronin LLP

Harris Epstein, Director, Audit Committee

J. Ian Dalrymple, Director

Mark Litwin, Director

EXECUTIVE OFFICERS OF KEY SUBSIDIARIES

Albert Koenig, President Casey Systems Inc.

Joe A. Durham, President General Sound(Texas) Company